DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

December 30, 2010

VIA EDGAR CORRESPONDENCE

Ms. Patricia Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	The Weitz Funds – Registration Statement on Form N-1A
File Nos. 811-21410 and 333-107797

Dear Ms. Williams:

On behalf of The Weitz Funds (the “Trust”), which filed Post-Effective Amendment No. 17 to its Registration Statement on Form N-1A (the “Registration Statement”) with the Commission on October 15, 2010 for purposes of adding a new series to the Trust, the Weitz Research Fund (the “Fund”), I wish to respond to the comments on the Registration Statement that you recently provided to me by telephone.  The proposed responses on behalf of the Trust to each of the comments are set forth below.

1.  Summary Section – Fees and Expenses of the Fund – Annual Fund Operating Expenses

Comment:  In the Fee Table, on the line for “Other Expenses”, the phrase “based on estimated amounts for the current fiscal year” should be moved to the footnotes.

Response:   The requested change has been made.

2.  Summary Section – Portfolio Turnover

Comment:  If available, provide the portfolio turnover rate of the Weitz Research Fund L.P., the Fund’s predecessor entity (the “Research Partnership”), for its most recent fiscal year.

Response:  Please be advised that this information is not available.

3.  Summary Section – Principal Investment Risks

Comment:  Under “Non-diversified Risk”, change the word “concentrated” to a different term.

Ms. Patricia Williams
Division of Investment Management
December 30, 2010

Response:   The requested change has been made.

4.  Summary Section – Performance

Comment:  The Fund’s performance is compared to two different indexes, the Standard & Poor’s 500 Index (the “S&P 500 Index”) as well as the Russell 3000 Index.  State the reason why two different indexes are presented.

Response:  The S&P 500 Index, as disclosed, is the Fund’s primary broad-based benchmark index.  Because the Fund is a “multi-cap” fund and may thus invest in securities of any market capitalization, it was determined that it would be beneficial for shareholders to also be presented with the performance results of a supplemental additional index that has a wider range of capitalizations included in it.  This is consistent with the Instructions to Form N-1A at Item 4 which provides that “A Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b).”  Instruction 6 to Item 27(b) further provides, with respect to the presentation of an additional index, that “A Fund also may compare its performance to an additional broad-based index…so long as the comparison is not misleading.”

5.  Summary Section – Performance

Comment:  In the paragraph following the presentation of the Average Annual Total Returns, delete the sentence that reads “ In some instances, the return after taxes may be greater than the return before taxes because you are assumed to be able to use the capital loss on the sale of Fund shares to offset other taxable gains.”

Response:   The requested change has been made.

6.  Summary Section – Performance

Comment:  The performance results presented should be revised in order to reflect the actual total expenses and should not reflect the imposition of the contractual expense limitation agreement that is in place for the Fund.

Response:   The requested change has been made.

7.  Summary Section  - Performance

Comment:  Indicate the basis for not disclosing the “Return After Taxes on Distributions” and the “Return After Taxes on Distributions and Sale of Fund Shares”.

Response:   The information has been omitted in reliance on the guidance provided by the Staff of the Division of Investment Management in its responses to “Frequently Asked Questions About Mutual Fund After-Tax Return Requirements” which specifically provides in the response to Question 20, titled “Performance of Predecessor Unregistered

Ms. Patricia Williams
Division of Investment Management
December 30, 2010

Accounts”, that in the case of a Fund that includes performance of a predecessor unregistered account in accordance with the Mass Mutual Institutional Funds (pub. avail. Sept. 28, 1995) no-action letter, “If such a fund is unable to compute standardized after-tax returns for periods prior to registration because of different tax treatment for those years, the fund may include in the risk/return summary standardized after-tax returns for the post-registration period only, provided that the fund also includes standardized before-tax returns for the post-registration period”.

8.  Summary Section – Performance

Comment:  Provide supplementally representations that the past performance information presented with respect the Research Partnership is consistent with the position set forth in the Mass Mutual Institutional Funds (pub. avail. Sept. 28, 1995) no-action letter.

Response:   Attached hereto as “Attachment A” is a letter from Wallace R. Weitz & Co., investment adviser to the Fund and the Research Partnership, setting forth the requested representations.

9.  Summary Section – Fund Management – Portfolio Management

Comment:  With respect to the biographical information for the Portfolio Managers of the Fund, conform the disclosure so that it provides only the information required by Item 5(b) of the Instructions to Form N-1A for the Summary Section of the Prospectus.

Response:  The requested change has been made.

10.  Additional Information About Investment Strategies and Related Risks – Risks of Investing in the Fund

Comment: Identify those risks which are considered to be principal risks and include these in the Summary Section also.

Response:   The requested disclosure has been added.

11.  Statement of Additional Information – Disclosure of Fund Portfolio Holdings

Comment:  Disclose, if applicable, any ongoing arrangements to make available information about the Fund’s portfolio securities to any person or persons.

Response:  This will confirm that neither the Fund nor its investment adviser has in place any ongoing arrangements to make available information about the Fund’s portfolio securities to any person or persons.

*           *           *           *

Ms. Patricia Williams
Division of Investment Management
December 30, 2010

Please be advised that the Trust intends to file Post-Effective Amendment No. 19 to its Registration Statement on December 30, 2010, which filing will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Thank you again for your assistance with this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

Ms. Patricia Williams
Division of Investment Management
December 30, 2010

Attachment A

WALLACE R. WEITZ & CO.
1125 South 103 Street, Suite 200
Omaha, Nebraska 68124-6008
(402) 391-1980

December 30, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

Re:	The Weitz Funds
(Registration Nos. 811-21410 and 333-107797)

Ladies and Gentlemen:

This letter responds to your request that Wallace R. Weitz & Co. (“Weitz & Co.” or the “Adviser”), provide the Staff of the U.S. Securities and Exchange Commission (the “SEC”) with certain information and certain representations regarding the proposed disclosure in the Registration Statement on Form N-1A of the Registrant of the past investment performance of the Weitz Research Fund L.P. (the “Predecessor Partnership”), which is a private investment partnership exempt from registration under the Investment Company Act of 1940, as amended (the “1940 Act”) in accordance with Section 3(c)(1) of the 1940 Act, and which intends to transfer substantially all of its assets and liabilities to the Registrant’s proposed new investment series, the Weitz Research Fund (the “Fund”), in a transaction currently scheduled to take place on or about December 31, 2010.  Pursuant to your request, information about Weitz & Co., the Predecessor Partnership and the Fund, as well as the requested representations, are provided below.

Background

Weitz & Co., which is an investment adviser registered as such with the SEC in accordance with the Investment Advisers Act of 1940, as amended (the “Advisers Act”), established the Predecessor Partnership on April 1, 2005.  At all times since its inception the Predecessor Partnership has been operated without registration as an investment company under the 1940 Act in reliance upon Section 3(c)(1) of the 1940 Act.  Weitz & Co. has served as the investment adviser to the Predecessor Partnership since its inception.

Ms. Patricia Williams
Division of Investment Management
December 30, 2010

Weitz & Co. is also the investment adviser to each of the funds included in The Weitz Funds (the “Trust”), including the Fund.  Weitz Securities, Inc., a broker-dealer registered as such with the SEC and an entity under common control with the Adviser, is the distributor of the shares of each of the Funds in the Trust.  The Trust has filed a Post-Effective Amendment to its current Registration Statement on Form N-1A in order to provide for the registration of the Fund under the 1940 Act.  The Fund is intended to have the same investment objectives, policies and strategies as the Predecessor Partnership and the Predecessor Partnership intends to transfer substantially all of its assets to the Fund in a tax-free transaction that is currently scheduled to be completed on or about December 31, 2010.

The Trust has included in its Registration Statement on Form N-1A certain past performance information of the Predecessor Partnership for the period since its inception on April 1, 2005 in response to Item 4 of the General Instructions to Form N-1A.  This past performance information is intended to comply with the position articulated by the Staff in a series of no-action letters commencing with MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) (the “MassMutual Letter”).

Representations

In connection with the proposed disclosure of the past performance of the Predecessor Partnership in the Registration Statement with respect to the Fund in a manner intended to be consistent with the requirements of the MassMutual Letter, Weitz & Co. makes the following representations:

1.           The Fund is to be managed in a manner that is in all material respects equivalent to the management of the Predecessor Partnership;

2.           Weitz & Co. has served as investment adviser to the Predecessor Partnership since its inception on April 1, 2005 and will serve as the investment adviser to the Fund;

3.           The Predecessor Partnership and the Fund were created for purposes other than to establish a performance record;

4.           The Fund may rely on the data and performance schedules provide by Weitz & Co. for the Predecessor Partnership in preparing and presenting the Fund’s performance information;

5.           Weitz & Co. consents to having the following disclosure made in connection with the performance information regarding the Predecessor Partnership to be used in connection with the Fund:

a.           The prior performance presented relates to periods prior to the effective date of the Fund’s commencement of operations as a registered investment company;

Ms. Patricia Williams
Division of Investment Management
December 30, 2010

b.           The Predecessor Partnership was not registered under the 1940 Act and was not subject to certain investment restrictions imposed by the 1940 Act and the Internal Revenue Code during the periods presented;

c.           If the Predecessor Partnership had been registered under the 1940 Act and had been subject to the 1940 Act and to certain provisions of the Internal Revenue Code, the performance of the Predecessor Partnership might have been adversely affected.

*           *           *           *

I trust that the foregoing is responsive to your request.

Please do not hesitate to contact our legal counsel, Patrick W.D. Turley, Esq. of Dechert LLP by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Wallace R. Weitz
 President